Mercedes-Benz Auto Receivables Trust 2014-1
Investor Report

Collection Period Ended   30-Nov-2015

Amounts in USD

Dates

Collection Period No.	17			
Collection Period (from... to)	1-Nov-2015	30-Nov-2015		
Determination Date	11-Dec-2015			
Record Date	14-Dec-2015			
Distribution Date	15-Dec-2015			
Interest Period of the Class A-1 Notes (from... to)	16-Nov-2015	15-Dec-2015	Actual/360 Days	29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Nov-2015	15-Dec-2015	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	343,100,000.00	70,388,347.19	44,384,955.01	26,003,392.18	75.789543	0.129364
Class A-3 Notes	375,870,000.00	375,870,000.00	375,870,000.00	0.00	0.000000	1.000000
Class A-4 Notes	110,500,000.00	110,500,000.00	110,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,124,470,000.00**	**556,758,347.19**	**530,754,955.01**	**26,003,392.18**		
Overcollateralization	28,829,937.71	28,832,498.44	28,832,498.44			
Adjusted Pool Balance	1,153,299,937.71	585,590,845.63	559,587,453.45			
Yield Supplement Overcollateralization Amount	49,189,871.20	23,724,894.89	22,528,594.26			
Pool Balance	**1,202,489,808.91**	**609,315,740.52**	**582,116,047.71**			

	Amount	Percentage
Initial Overcollateralization Amount	28,829,937.71	2.50%
Target Overcollateralization Amount	28,832,498.44	2.50%
Current Overcollateralization Amount	28,832,498.44	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.180000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.430000%	25,222.49	0.073514	26,028,614.67	75.863056
Class A-3 Notes	0.870000%	272,505.75	0.725000	272,505.75	0.725000
Class A-4 Notes	1.310000%	120,629.17	1.091667	120,629.17	1.091667
Total		**$418,357.41**		**$26,421,749.59**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	26,867,916.82	(1) Total Servicing Fee	507,763.12
Interest Collections	1,323,960.55	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	(168.15)	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	131,079.28	(3) Interest Distributable Amount Class A Notes	418,357.41
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	1,581.63	(6) Regular Principal Distributable Amount	26,003,392.18
Available Collections	**28,324,370.13**	(7) Additional Servicing Fee and Transition Costs	0.00
		(8) Total Trustee Fees [not previously paid under (2)]	0.00
Reserve Fund Draw Amount	0.00	(9) Excess Collections to Certificateholders	1,394,857.42
Available Funds	**28,324,370.13**	**Total Distribution**	**28.324.370.13**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	507,763.12	507,763.12	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	418,357.41	418,357.41	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	25,222.49	25,222.49	0.00
thereof on Class A-3 Notes	272,505.75	272,505.75	0.00
thereof on Class A-4 Notes	120,629.17	120,629.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	418,357.41	418,357.41	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	26,003,392.18	26,003,392.18	0.00
Aggregate Principal Distributable Amount	26,003,392.18	26,003,392.18	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,883,249.84
Reserve Fund Amount - Beginning Balance	2,883,249.84
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	158.70
minus Net Investment Earnings	158.70
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,883,249.84
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	158.70
Net Investment Earnings on the Collection Account	1,422.93
Investment Earnings for the Collection Period	1,581.63

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,202,489,808.91	43,511
Pool Balance beginning of Collection Period	609,315,740.52	30,164
Principal Collections	17,605,007.04	
Principal Collections attributable to Full Pay-offs	9,262,909.78	
Principal Purchase Amounts	0.00	
Principal Gross Losses	331,775.99	
Pool Balance end of Collection Period	582,116,047.71	29,548
Pool Factor	48.41%	

	As of Cutoff Date	Current
Weighted Average APR	2.67%	2.59%
Weighted Average Number of Remaining Payments	51.92	36.85
Weighted Average Seasoning (months)	11.34	27.39

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	578,464,625.59	29,411	99.37%
31-60 Days Delinquent	2,268,093.02	90	0.39%
61-90 Days Delinquent	1,091,464.50	38	0.19%
91-120 Days Delinquent	291,864.60	9	0.05%
Total	582,116,047.71	29,548	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current Amount	Number of Receivables	Cumulative Amount	Number of Receivables
Principal Gross Losses	331,775.99	6	4,030,020.63	138
Principal Net Liquidation Proceeds	-		374,597.82	
Principal Recoveries	127,199.77		1,681,130.94	
Principal Net Loss / (Gain)	204,576.22		1,974,291.87	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.412%
Prior Collection Period	(0.193%)
Second Prior Collection Period	(0.145%)
Third Prior Collection Period	0.598 %
Four Month Average	0.168%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance   0.164%

Average Net Loss / (Gain)   14,306.46

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.